UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Aspira Women's Health Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

04537Y109
(CUSIP Number)

Tanya Schuler Sharman
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1210
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No: 04537Y109		Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Tanya Schuler Sharman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,943,881

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,943,881

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,943,881

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.          This percentage is based on a total of 112,126,549 Shares outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q filed by the Company with the Securities and Exchange Commission on November 10, 2021

SCHEDULE 13D
CUSIP No: 04537Y109		Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS
Tanya Eva Schuler Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,943,881

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,943,881

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,943,881

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.          This percentage is based on a total of 112,126,549 Shares outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q filed by the Company with the Securities and Exchange Commission on November 10, 2021.

SCHEDULE 13D
CUSIP No: 04537Y109		Page 4 of 5 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 14 to Schedule 13D (“Amendment No. 14”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 23, 2013, (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on December 29, 2014, Amendment No. 2 filed on February 11, 2015, Amendment No. 3 filed on March 23, 2015, Amendment No. 4 filed on April 28, 2015, Amendment No. 5 filed on July 21, 2015, Amendment No. 6 filed on February 2, 2017, and Amendment No. 7 filed on September 5, 2017, Amendment No. 8 filed on April 19, 2018, Amendment No. 9 filed on June 25, 2018, Amendment No. 10 filed on July 02, 2019, Amendment No. 11 filed on June 12, 2020, Amendment No. 12 filed on July 06, 2020, and Amendment No. 13 filed on February 10, 2021 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Aspira Women's Health Inc. (the “Issuer”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 29, 2021, a gift of 567,981 Shares was completed by the Schuler Descendants Trust, for which Tanya Sharman serves as co-trustee, to Schuler Grandchildren LLC.  Subsequent to this gift, Schuler Descendants Trust no longer owns any Shares.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, Tanya Sharman may be deemed to beneficially own 5,943,881 Shares, representing approximately 5.3% of the Shares outstanding. This amount consists of 5,943,881 Shares held by the Tanya Trust.

As of the date hereof, Tanya Trust may be deemed to beneficially own 5,943,881 Shares, representing approximately 5.3% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on a total of 112,126,549 Shares outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q filed by the Company with the Securities and Exchange Commission on November 10, 2021.

As sole trustee of the Tanya Trust, Tanya Sharman and the Tanya Trust share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the Tanya Trust.

(c) Other than the gift of Shares described in Item 4 of this Amendment No. 14, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

SCHEDULE 13D
CUSIP No: 04537Y109		Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tanya Schuler Sharman
/s/ Tanya Schuler Sharman

Tanya Eva Schuler Trust
/s/ Tanya Schuler Sharman
Name: Tanya Schuler Sharman
Title: Trustee
January 13, 2022

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).